Mail Stop 4561

September 16, 2008

Shudong Xia, Chief Executive Officer
China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

> **Re:** **China TransInfo Technology Corp.**
> **Registration Statement on Form S-3**
> **Filed August 22, 2008**
> **File No. 333-153153**
>
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **File No. 000-51792**

Dear Mr. Xia:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Undertakings, page II-3

1.   We are unclear why you have not provided the Rule 430B undertaking in Item
        512(a)(5)(i) of Regulation S-K, or the Rule 430C undertaking in Item 512(a)(5)(ii) of
        Regulation S-K. Please advise.

Signatures

2.   Your registration statement must be signed by your controller or principal accounting
        officer. See Instruction 1 to Form S-3. Any person who occupies more than one of
        the specified positions must indicate each capacity in which he or she signs the report.
        See Instruction 2 to Form S-3.

Form 10-Q for the Quarter Ended June 30, 2008

Exhibits 31.1 and 31.2

3.   In paragraph 4(b) of your certifications, you have included the word
        "consolidated" in reference to your financial statements. The certifications may
        not be changed in any respect from the language of Item 601(b)(31), even if the
        change would appear to be inconsequential in nature. See Section II.B.4 of SEC
        Release No. 34-46427. Please provide us with a confirmation that you will
        conform your disclosures in future filings to the exact language of Item 601(b)(31)
        of Regulation S-K. Please note that this comment also applies to your Form 10-Q
        for the quarter ended March 31, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

4.   We note that you have omitted the phrase "and internal control over financial
        reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from
        paragraph 4 of your certifications. Please explain why you believe it is proper to omit
        this statement, or file an abbreviated amendment that consists of a cover page,
        explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications.

5.   In paragraph 4(b) of your certifications, you have included the word "consolidated" in
        reference to your financial statements. The certifications may not be changed in any
        respect from the language of Item 601(b)(31), even if the change would appear to be
        inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. If you

file an amended annual report on Form 10-KSB in response to comment 4, please include the proper language in paragraph 4(b) of the amended filing.

* * * * *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Similarly, in connection with responding to our comments on your periodic reports, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (202) 508-4321
        Louis A. Bevilacqua, Esq.
        Thelen LLP